                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 22)*


                                 AUTOZONE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    053332102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Thomas H. Bell
                                LeAnn S. Leutner
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 28, 2005

--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 17 Pages
                           Index to Exhibits: Page 15

CUSIP NO. 053332102                                           PAGE 2 OF 17 PAGES

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY
   ONLY)

   ESL Partners, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF
   A GROUP                                                    (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
              WC

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e)                                              [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
               7  SOLE VOTING POWER
                  12,195,661

              ------------------------------------------------------------------
 NUMBER OF     8  SHARED VOTING POWER
  SHARES          0
BENEFICIALLY  ------------------------------------------------------------------
 OWNED BY      9  SOLE DISPOSITIVE POWER
   EACH           12,195,661
REPORTING     ------------------------------------------------------------------
PERSON WITH   10  SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,030,321
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                             [  ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.75%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

CUSIP NO. 053332102                                           PAGE 3 OF 17 PAGES

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

   ESL Institutional Partners, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)[X]
                                                              (b)[ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                               [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
               7  SOLE VOTING POWER
                  71,771
              ------------------------------------------------------------------
NUMBER OF      8  SHARED VOTING POWER
SHARES            0
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY       9  SOLE DISPOSITIVE POWER
EACH              71,771
REPORTING     ------------------------------------------------------------------
PERSON         10 SHARED DISPOSITIVE POWER
WITH              0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,030,321
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                          [  ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.75%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

CUSIP NO. 053332102                                           PAGE 4 OF 17 PAGES

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

   ESL Investors, L.L.C.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                               [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
               7  SOLE VOTING POWER
                  3,863,801
              ------------------------------------------------------------------
NUMBER OF      8  SHARED VOTING POWER
SHARES            0
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY       9  SOLE DISPOSITIVE POWER
EACH              3,863,801
REPORTING     ------------------------------------------------------------------
PERSON         10 SHARED DISPOSITIVE POWER
WITH              0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               22,030,321
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                         [  ]
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               28.75%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               OO
--------------------------------------------------------------------------------

CUSIP NO. 053332102                                           PAGE 5 OF 17 PAGES

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

   Acres Partners, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                               [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
               7  SOLE VOTING POWER
                  5,875,557
              ------------------------------------------------------------------
NUMBER OF      8  SHARED VOTING POWER
SHARES            0
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY       9  SOLE DISPOSITIVE POWER
EACH              5,875,557
REPORTING     ------------------------------------------------------------------
PERSON WITH    10 SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,030,321
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                          [  ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.75%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

CUSIP NO. 053332102                                          PAGE 6 OF 17 PAGES

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

   ESL Investment Management, LLC
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                               [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
               7  SOLE VOTING POWER
                  19,310
              ------------------------------------------------------------------
NUMBER OF      8  SHARED VOTING POWER
SHARES            0
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY       9  SOLE DISPOSITIVE POWER
EACH              19,310
REPORTING     ------------------------------------------------------------------
PERSON WITH    10 SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,030,321
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                          [  ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.75%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------

CUSIP NO. 053332102                                           PAGE 7 OF 17 PAGES

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

   RBS Investment Management, LLC
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                               [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
               7  SOLE VOTING POWER
                  71,771
              ------------------------------------------------------------------
NUMBER OF      8  SHARED VOTING POWER
SHARES            0
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY       9  SOLE DISPOSITIVE POWER
EACH              71,771
REPORTING     ------------------------------------------------------------------
PERSON WITH   10  SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,030,321
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                          [  ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.75%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------

CUSIP NO. 053332102                                           PAGE 8 OF 17 PAGES

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

   RBS Partners, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                               [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
               7  SOLE VOTING POWER
                  16,059,462
              ------------------------------------------------------------------
NUMBER OF      8  SHARED VOTING POWER
SHARES            0
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY       9  SOLE DISPOSITIVE POWER
EACH              16,059,462
REPORTING     ------------------------------------------------------------------
PERSON WITH    10 SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,030,321
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                          [  ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.75%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

CUSIP NO. 053332102                                           PAGE 9 OF 17 PAGES

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

   ESL Investments, Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                               [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
               7  SOLE VOTING POWER
                  22,006,790
              ------------------------------------------------------------------
NUMBER OF      8  SHARED VOTING POWER
SHARES            0
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY       9  SOLE DISPOSITIVE POWER
EACH              22,006,790
REPORTING     ------------------------------------------------------------------
PERSON WITH   10  SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,030,321
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                          [  ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.75%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

CUSIP NO. 053332102                                          PAGE 10 OF 17 PAGES

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

   Edward S. Lampert
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                               [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
-------------------------------------------------------------------------------
               7  SOLE VOTING POWER
                  22,030,321
              ------------------------------------------------------------------
NUMBER OF      8  SHARED VOTING POWER
SHARES            0
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY       9  SOLE DISPOSITIVE POWER
EACH              22,030,321
REPORTING     ------------------------------------------------------------------
PERSON         10 SHARED DISPOSITIVE POWER
WITH              0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,030,321
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                          [  ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.75%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

CUSIP NO. 053332102                                          PAGE 11 OF 17 PAGES

      This Amendment No. 22 to Schedule 13D (this "Amendment") amends the
Schedule 13D, as previously amended, filed by ESL Partners, L.P., a Delaware limited partnership ("Partners"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, L.L.C., a Delaware limited liability company ("Investors"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM") and Edward S. Lampert by furnishing the information set forth below. This Amendment is being filed to report the acquisition by the Filing Persons (as defined below) of beneficial ownership of additional Shares of the Issuer. This Amendment also adds RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), RBS Partners, L.P., a Delaware limited partnership ("RBS"), and ESL Investments, Inc., a Delaware corporation ("Investments"), as Filing Persons. Partners, Institutional, Investors, Acres, ESLIM , RBSIM, RBS, Investments and Mr. Lampert are collectively defined in this Amendment as the "Filing Persons." Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2 is amended and restated in its entirety as follows:

      (a) This Statement is filed by a group consisting of Partners, Institutional, Investors, Acres, ESLIM, RBSIM, RBS, Investments and Mr. Lampert.

      The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of Investments are set forth below. The principal business address of each such director or executive officer is 200 Greenwich Avenue, Greenwich, CT 06830. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Investments.


NAME AND BUSINESS ADDRESS          PRINCIPAL OCCUPATION                               CITIZENSHIP
Robert Jackowitz                   Treasurer                                          United States

William C. Crowley                 President and Chief Operating Officer              United States

Edward S. Lampert                  Director, Chairman and Chief Executive Officer     United States


      (b) The principal business address of each of Partners, Institutional, Investors, Acres, ESLIM, RBSIM, RBS, Investments and Mr. Lampert is 200 Greenwich Avenue, Greenwich, Connecticut 06830.

      (c) This Statement is filed by a group consisting of Partners, Institutional, Investors, Acres, ESLIM, RBSIM, RBS, Investments and Mr. Lampert. RBS is the general partner of Partners and the managing member of Investors. Investments is the general partner of each of RBS and Acres and the managing member of RBSIM. RBSIM is the general partner of Institutional. Mr. Lampert is the sole stockholder of Investments and the managing member of ESLIM.

      The principal business of each of Partners, Institutional, Investors, Acres and ESLIM is purchasing, holding and selling securities for investment purposes. The principal business of RBS is serving as the general partner of Partners and as the managing member of Investors. The principal business of Investments is serving as the general partner of each of RBS and Acres and as the managing member of RBSIM. The principal business of RBSIM is serving as the general partner of Institutional. Mr. Lampert's principal business is serving as the Chief Executive Officer and director of Investments and as the managing member of ESLIM.

      (d) and (e) During the past five years, none of the foregoing entities or persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of
Schedule 13D.

      (f) Partners, Institutional, Investors, Acres, ESLIM, RBSIM, RBS and Investments are organized in Delaware, and Mr. Lampert is a United States citizen.

CUSIP NO. 053332102                                          PAGE 12 OF 17 PAGES

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is supplemented as follows:

      On October 28, 2005, Partners acquired 674,718 Shares for aggregate consideration of approximately $52,704,034.53 using working capital. On October 28, 2005, Investors acquired 5,282 Shares for aggregate consideration of approximately $413,765.47 using working capital.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended in its entirety as follows:

      (a) The Filing Persons may be deemed to beneficially own an aggregate of 22,030,321 Shares (which represents approximately 28.75% of the Shares outstanding as of October 17, 2005).


                                             SOLE               SHARED              SOLE                SHARED
                                            VOTING              VOTING           DISPOSITIVE          DISPOSITIVE
(b)                                         POWER               POWER              POWER                POWER
E ESL Partners, L.P.                     12,195,661              0              12,195,661                0
E ESL Institutional Partners, L.P.           71,771              0                  71,771                0
E ESL Investors, L.L.C.                   3,863,801              0               3,863,801                0
A Acres Partners, L.P.                    5,875,557              0               5,875,557                0
E ESL Investment Management, LLC             19,310              0                  19,310                0
E RBS Investment Management, LLC             71,771              0                  71,771                0
E RBS Partners, L.P.                     16,059,462              0              16,059,462                0
E ESL Investments, Inc.                  22,006,790              0              22,006,790                0
E Edward S. Lampert                      22,030,321              0              22,030,321                0


      (c) Except as set forth in this Amendment, there have been no transactions in the Shares by any of the Filing Persons during the past sixty days. On October 28, 2005, Partners purchased 500,000 Shares at a purchase price of $78.0350 per share in an open market transaction and purchased 174,718 Shares at a purchase price of $78.3350 per share in an open market transaction. On October 28, 2005, Investors purchased 5,282 Shares at a purchase price of $78.3350 per share in an open market transaction. On September 1, 2005, Mr. Lampert, a director of the Issuer, was granted 106 Shares under the Issuer's 2003 Director Compensation Plan.

      (d) Not applicable.

      (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is amended and restated in its entirety as follows:

Exhibit 1 Joint Filing Agreement, dated as of November 1, 2005, by and among ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners,L.P., ESL Investment Management, LLC, RBS Investment Management, LLC, RBS Partners, L.P., ESL Investments, Inc. and Edward S. Lampert.

Exhibit 2 Underwriting Agreement, dated October 30, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., and Blue Macaw Partners, L.P. and Citigroup Global Markets, Inc. (incorporated by reference herein from Amendment No. 18 to Schedule 13D filed on November 3, 2003).

CUSIP NO. 053332102                                          PAGE 13 OF 17 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: November 1, 2005

                                  ESL PARTNERS, L.P.

                                  By: RBS Partners, L.P., its general partner
                                  By: ESL Investments, Inc., its general partner

                                      By: /s/ Robert Jackowitz
                                         --------------------------------------
                                         Robert Jackowitz
                                         Treasurer

                                  ESL INSTITUTIONAL PARTNERS, L.P.

                                  By: RBS Investment Management, LLC, its
                                      general partner
                                  By: ESL Investments, Inc., its managing member

                                      By: /s/ Robert Jackowitz
                                         --------------------------------------
                                         Robert Jackowitz
                                         Treasurer

                                  ESL INVESTORS, L.L.C.

                                  By: RBS Partners, L.P., its managing member
                                  By: ESL Investments, Inc., its general partner

                                      By: /s/ Robert Jackowitz
                                         ---------------------------------------
                                         Robert Jackowitz
                                         Treasurer

                                  ACRES PARTNERS, L.P.

                                  By: ESL Investments, Inc., its general partner

                                      By: Robert Jackowitz
                                         ---------------------------------------
                                          Robert Jackowitz
                                          Treasurer

                                  ESL INVESTMENT MANAGEMENT, LLC

                                  By: /s/ Robert Jackowitz
                                     -------------------------------------------
                                      Robert Jackowitz
                                      Treasurer

CUSIP NO. 053332102                                          PAGE 14 OF 17 PAGES

                                  RBS INVESTMENT MANAGEMENT, LLC

                                  By: ESL Investments, Inc., its managing member

                                      By: /s/ Robert Jackowitz
                                         ---------------------------------------
                                          Robert Jackowitz
                                          Treasurer

                                  RBS PARTNERS, L.P.

                                  By: ESL Investments, Inc., its general partner

                                      By: /s/ Robert Jackowitz
                                         --------------------------------------
                                          Robert Jackowitz
                                          Treasurer

                                  ESL INVESTMENTS, INC.

                                      By: /s/ Robert Jackowitz
                                         ---------------------------------------
                                          Robert Jackowitz
                                          Treasurer

                                  /s/ Edward S. Lampert
                                  ----------------------------------------------
                                  EDWARD S. LAMPERT

CUSIP NO. 053332102                                          PAGE 15 OF 17 PAGES

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of October 31, 2005, by and among ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., ESL Investment Management, LLC, RBS Investment Management, LLC, RBS Partners, L.P., ESL Investments, Inc. and Edward S. Lampert.

Exhibit 2 Underwriting Agreement, dated October 30, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., and Blue Macaw Partners, L.P. and Citigroup Global Markets, Inc. (incorporated by reference herein from Amendment No. 18 to Schedule 13D filed on November 3, 2003).